ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended August 31, 2020.

PUNCH TV STUDIOS, INC.

Exact name of issuer as specified in its charter

Commission File Number: 024-00016

Delaware

(State or jurisdiction of incorporation or organization)

46-5033791

(IRS Employee Identification)

11705 Willake Street

Santa Fe Springs, California 90670

(Address of principle executive offices)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Dated: April 5, 2020

Table of Contents

Item 1. Business	3
Overview	3
Our Markets and Business from October 2011 through June 2018	3
Our Marketing Strategy	5
Our Decision to Go Public	8
Our Regulation A Offering	10
Our Broadcasting Business is Currently Suspended	11
Our Production Business: June 2018 to Present	13
Employees	15
Description of Real Property	15
Legal Proceedings	15
Risk Factors	17
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	31
Recent Developments	32
Principal Factors Affecting our Financial Performance	32
Results of Operations	32
Liquidity and Capital Resources	33
Recent Accounting Pronouncements	35
Going Concern	35
Item 3. Directors and Officers	35
Item 4. Security Ownership of Management and Certain Securityholders	38
Item 5. Interest of Management and Others in Certain Transactions	39
Item 6. Other Information	39
Item 7. Financial Statements	40
Report of Independent Auditor	41

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This document and the documents incorporated by reference into this Annual Report, Management’s Discussion and Analysis of Financial Condition and Results of Operations, contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. The words “expect,” “estimate,” “anticipate,” “predict,” “believe,” “intend,” “may” and similar expressions and variations thereof are intended to identify forward-looking statements. These forward-looking statements appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company’s financial condition or results of operations and the outcome of contingencies such as litigation and investigations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

Our Company is a media and entertainment company. Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Readers are strongly cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks, uncertainties and other factors is set forth under the heading “Risk Factors” in this Annual Report.

The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the SEC. This section should be read together with the Consolidated Financial Statements of Punch TV Studios Inc., and related notes set forth elsewhere in this Annual Report.

Item 1. Business

Overview

Punch TV Studios, Inc., a Delaware corporation (“we,” “us,” “our,” “our Company,” “Punch TV,” “Punch TV Studios,” or “the Company”), is an American production company committed to producing high-quality, low-budget to medium-budget films and television series through our state-of-the-art production studio. Our Company was founded in October 2011 and incorporated in the State of Delaware on May 20, 2014 with a fiscal year end of August 31. The Company’s business address and registered office is 11705 Willake Street, Santa Fe Springs, California 90670; its phone number is (323) 489-8119; and its website is https://PunchTVstudios.com. Annual Reports are filed on Form 1-K, Semi-Annual Reports are filed on Form 1-SA, and current reports are filed on Form 1-U.

Our Markets and Business from October 2011 through June 2018

The under-penetration of diverse racial/ethnic groups in the world of television, streaming, and film production is well-known. Author Chris Chuang describes the television industry in Poverty & Prejudice: Media and Race (June 1, 1999) on page 1 as one that has historically been characterized by “the lack of economic equality in the television industry with respect to minorities.” This pattern of ownership exclusion has been further exacerbated by the fact that minorities are disproportionately over-represented among television viewers. The Federal Communications Commission (FCC), under Chairman William Kennard, in a detailed report published in the Federal Register / Vol. 62, No. 124 / Friday, June 27, 1997 / Rules and Regulations which documented multiple pathways of racial, ethnic, and gender barriers precluding selected groups of Americans entry and success as content producers and owners/operators of broadcast, cable, and other forms of television.

As a young, successful entrepreneur in the entertainment business, Joseph Collins’ commitment to penetrate the “strange land” of television was reignited by the FCC report findings. The report provided empirical data regarding the scarcity of minority owners and producers of television content in an industry in which diverse viewers were over-represented. Punch TV began broadcasting on October 20, 2011. We attribute this achievement to Joseph Collins and his team’s research and knowledge of the entertainment industry, their direct experience in content production, ability to access capital in the form of personal funds as well as contributions from family and friends. As an over-the-air, low-power television network, Punch TV established affiliate stations in Michigan, the Bahamas, and other geographic regions.

Our Marketing Strategy

Given the proliferation of networks and the gradual decline in the number of households that viewed television, the use of televised images on other platforms, and the exponential increase in networks that targeted unique market niches, a highly valid query was, “Who was Punch TV’s primary and secondary target markets and, more importantly, how did Punch TV plan to gain the attention of viewers in the market?” Based upon careful marketing research, Punch TV identified two underserved market segments as the foci for its programming. These audiences are the New Urban Americans and the Baby Boomer generation.

Within the world of entertainment, the concept of Urban Americans had become a synonym for African Americans. And, indeed, the equation of the two concepts was once a valid one. America’s population had steadily increased from decade to decade and so had its minority populations. However, as a result of demographic changes experienced in our country, the ethnic composition of urban Americans had changed. Table 1 summarizes data on the ethnicity of persons in America’s major cities at the time of the 1970, 1990, and 2010 censuses. This data helped to guide and shape Punch TV’s marketing strategy.

Table 1: The New Urban Americans
City	White, Non-Hispanic Americans		African American, Non-Hispanic Americans			Latinx Americans				Asian/Pacific Islander/Native Hawaiian Americans
	1970	1990	2010	1970	1990	2010	1970	1990	2010	1970	1990	2010
New York, NY	76.6%	60.7%	44.%	21.1%	28.7%	25.6%	--	24.4%	28.6%	1.2%	7.0%	12.8%
Los Angeles, CA	60.1%	56.8%	50.3%	17.3%	14.0%	8.73%	18.5%	39.9%	47.7%	3.7%	9.8%	14.0%
Chicago, IL	74.7%	45.3%	45.0%	17.6%	39.1%	32.9%	--	19.6%	28.5%	--	3.7%	5.5%
Philadelphia, PA	65.6%	75.3%	39.0%	33.6%	39.9%	44.2%	2.4%	5.6%	12.5%	.3%	2.7%	5.4%
Detroit, MI	50.7%	75.7%	10.6%	44.5%	75.7%	82.7%	4.0%	2.8%	6.8%	8.1%	1.8%	1.3%
Dallas, TX	--	67.6%	50.7%	--	29.5%	25.0%	--	20.9%	42.4%	--	2.2%	2.9%
Atlanta, GA	--	71.0%	38.4%	--	67.1%	54.0%	--	2.0%	5.2%	--	.9%	3.1%
Wash. D.C.	27.7%	64.5%	38.5%	71.1%	65.8%	50.7%	--	5.4%	9.1%	--	1.8%	.05%
Source: U.S. Census Bureau

(The data in Table 1 above revealed that African Americans shared the central cities with Latinos, Asians, and those Caucasians who are often accused of “regentrifying” the urban areas.

New Urban America is characterized by multiculturalism in the country due to the dramatic change in the ethnic composition of America’s central cities over the last several decades. Moreover, Punch TV marketing researchers also found that the siloed entertainment preferences across racial / ethnic lines that once existed had become quite blurry. For example, in the world of music, “cross-over” artists such as Jennifer Lopez, Justin Timberlake, John Legend, Psy, Taylor Swift, Beyoncé, Lady Gaga and others had generated and continued to generate the greatest cash flow for their companies. Likewise, in the area of sports, this “cross-over” in entertainment preferences had also been exemplified by the success of athletes such as Serena Williams, the late Kobe Bryant, Peyton Manning, Alex Rodriguez, Derek Jeter, Yao Ming and others.

In many respects, the shift in the tastes of urban populations from a framework driven by demographics to one that was psychographically determined had been under-recognized in television. Yet, it appears that these New Urban Americans had much in common in terms of their entertainment preferences. Punch TV’s research indicated that these New Urban Americans are attracted to edgy entertainment depicted by characters with confidence and swagger who behave in ways that may or may not violate social norms and who are willing to take chances. The success of Scandal, The Voice, Chicago Fire, The Walking Dead and a few other successful TV shows were reflective of the programming needs of the New Urban Americans. However, for the most part, networks that catered to urban Americans then and now utilized the now outdated ethnically monolithic model. BET, Centric, TV One and the more recent networks such as Bounce solely targeted African Americans.

The country’s Latino stations such as Univision, Telemundo, Telefutura and others solely targeted Latinos and other Spanish-speaking Americans. Networks and stations such as Television Korea 24, the Filipino Channel, New Tang Dynasty Television and others restricted themselves to urban Americans who were Asian. Caucasians who had returned to central city areas as a result of gentrification had not yet been recognized as a unique market segment whose taste in programming were as different as their taste in housing. And, in some respects, such market positioning had previously been effective. In the year 2012, over 100 billion dollars were spent on advertising in general media. Moreover, billions of dollars were also spent to reach African Americans, Asian and Latino consumers. Punch TV was unique in that it targeted New Urban Americans by offering programming that appealed to the “punchbowl” of ethnicities who now inhabit the cities. Punch TV Network sought to provide programming directed towards each ethnic niche as well as shows that embodied multiculturalism in characters, themes, and plots. Punch TV programming included various ethnicities as hosts and/or characters.

By simultaneously targeting urban Americans of variegated ethnic origins, Punch TV sought to reduce the advertising costs of potential and actual sponsors. Punch TV distinguished itself by being the only currently launched network to intentionally target this group. Table 2 includes a snapshot of the New Urban Americans in key Punch TV cities during the time we were broadcasting.

Table 2: Samples of the New Urban Americans in Selected Punch TV Cities
City	# of TV Homes	% of total US Market	% of Caucasian Market	% of African American	% of Latino Market	% of Asian Market
New York City	7,515,330	6.5%	65.9%	16.7%	17.0%	8.2%
Los Angeles	5,666,900	4.9%	58.7%	8.4%	33.4%	12.3%
Chicago	3,502,610	3.0%	69.9%	16.8%	14.3%	5.2%
Houston	2,177,220	1.9%		17.4%	26.9%	5.4%
Source: Constructed by Punch TV’s Marketing Research Department from data by the Nielsen Company

New Urban Americans also embodied more hours of viewing time than was the case with other groups. Table 3 below summarizes the viewing time for each of America’s key ethnic groups.

Table 3: Video Audience Composition – Monthly Time Spent in Hours: Minutes By Ethnicity & Race
	White	African-American	Hispanic	Asian
On Traditional TV	152:57	210:07	131:19	100:00
Watching Timeshifted TV (all TV homes)	13:29	9:14	7:30	8:43
Watching Timeshifted TV (only in home with DVRs)	27:49	21:46	22:36	21:45
Watching Video on Internet	4:47	7:05	6:22	9:58
Mobile Subscribers Watching Video on a Mobile Phone	4:51	5:09	5:17	5:12
Source: Nielsen (Based on Total Users of each medium for Persons 2+)

Our Decision to Go Public

Punch TV Studios, Inc. was confident that it had identified a new demographic with unmet entertainment needs. The question became, “How could Punch TV provide content that was reflective of the needs of this new demographic?” Equally important, “How could Punch TV fund the contents needed to grow the network in a way that appealed to the newly identified demographic? How much would it take and how long would it take for Punch TV to generate a positive return to its investors if it did go public?” Punch TV made the decision to produce its own high-quality, low-budget content by going public with its new company, Punch TV Studios. The Company would go on to provide content selected and/or produced to reflect the New Urban American viewing appetite.

Our Regulation A Offering

Punch TV Studios decided to go public using the newly formed government exemption from the Securities Act of 1933 Regulation A of the Jobs Act. The Jumpstart Our Business Startups Act, or JOBS Act, is a law intended to encourage funding of small businesses in the United States by easing many of the country's securities regulations. It passed with bipartisan support and was signed into law by President Barack Obama on April 5, 2012. Title III, also known as the CROWDFUND Act, has drawn the most public attention because it creates a way for companies to use crowdfunding to issue securities, something that was not previously permitted. Title II went into effect on September 23, 2013. On October 30, 2015, the SEC adopted final rules allowing Title III equity crowdfunding. These rules went into effect on May 16, 2016. Other titles of the Act had previously become effective in the years since the Act's passage.

Punch TV Studios’ Regulation A Offering was qualified or approved in April 2016. As is known, there are two methods used for establishing the price of shares – book building, an approach which establishes a floor price and a cap price. These prices may be as much as a 20% difference. Punch TV Studios selected a fixed price IPO and directed sales to retail investors.

Punch TV Studios originally believed it needed a capitalization at least $50 million in order to execute a successful and sustainable business model. Punch TV sought to solidify its financial position through the sale or licensing of approximately 10 original Punch TV television series, however, this did not occur. This plan, it was reasoned, would cause Punch TV Studios to increase its relative and absolute valuation thereby making its shares more attractive to sophisticated investors.

Punch TV Studios developed its own web portal on PunchTVStudios.com for its investor base. This was momentous as we believe no such web portal existed that could accommodate the investor base that was reached by Punch TV Studios. The Jobs Act was new at the time, and thus financial systems were not designed to accommodate companies that wanted to independently raise their own funds outside of what was considered a traditional capital raise. It is our understanding that financial institutions were not able to accommodate our capital raise due to the lack of infrastructure for crowdfunding. Our company had to develop the ability to both accept subscription agreements and process payments for share purchased because, at that time, the technology did not appear to exist. We believe it was impossible to find financial institutions capable of accommodating our capital raise with, what turned out to be, thousands of investors. Please see section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our Broadcasting Business is Currently Suspended

In order to air the new content to be produced, Punch TV Studios was in need of a full-power TV station in at least one major city. Thus, on June 20, 2017, Punch TV Studios entered into an agreement to lease KILM TV / Sino Television in Los Angeles. The end date of this contract was July 31, 2018. Please see section entitled “Legal Proceedings.” During this period of operations, Punch TV Studios profitability was constrained by a number of challenges included but not limited to the fact that the approximately $6 million dollars invested by stockholders through our initial offering left Punch TV Studios drastically undercapitalized. Below are a few situations we believe prevented Punch TV Studios from earning profit for its stakeholders.

We believe Punch TV Studios may have over-optimistically launched too soon, experienced a greater-than-projected audience growth trajectory and is under-capitalized. We believe our situation can be analogized to the situation experienced by the Oprah Winfrey Network, however, we are not likening ourselves to the Oprah Winfrey Network. As is known, billionaire Oprah Winfrey partnered with Discovery Communications to launch the Oprah Winfrey Network on January 1, 2011 while producing content at Harpo Studios to air on this network. However, the joint venture agreement was signed on January 15, 2008. Thus, it took about three (3) years to launch the Oprah Winfrey Network. . The Oprah Winfrey Network, despite its partial ownership of one of America’s most popular show hosts, only achieved a viewership of 135,000 viewers rather than the anticipated viewership of 50-60 million viewers per year. The Oprah Winfrey Network also experienced a lag in the production of original content. Punch TV Studios, an entity far less capitalized than the Oprah Winfrey Network, experienced a greater-than-projected audience growth trajectory. Data appears to reveal that the Oprah Winfrey Network had lost approximately $330 million by May 2012. Like the Oprah Winfrey Network, Punch TV Studios’ operational costs had exceeded its initial level of capitalization by July 31, 2018 (see sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements”).

As a result of the losses sustained in television broadcasting, Punch TV Studios decided to streamline the company by suspending television broadcasting, shed certain assets related to broadcasting, and focus its attention on syndication and the development of new movies and television projects that can be distributed via syndication.  We believed this would allow the company to be competitive in the syndication space on a global level. However, this plan did not materialize as described below.

Our Production Business: June 2018 to Present

During the 2020 fiscal year, Punch TV Studios focused on producing a unique type of content that is designed to capture the interest of the new urban demographic with their unique psychographic profiles. Punch TV Studios produced content with the goal of licensing it to both television networks and streaming, however, it did not achieve this goal.

Punch TV Studios has produced episodes of the Hollywood Punch Report, and a comedic reality television show called Diva GlamMas. This comedy series utilizes highly talented “true grandmothers” to entertain audiences with the culture of the single and younger grandmothers that now inhabit urban communities. In contrast, Underdogs of Comedy demonstrates the skills of a different segment of comedians who, despite limited fame, are extremely entertaining. In carrying out its duties to its stockholders, Punch TV Studios has also experienced a number of anticipated and unanticipated threats to profitability. These threats and proposed strategies to counteract them are listed in

Table 5

Table 5: Threats to Profitability that Punch TV Studios Has Experienced & Proposed Strategies for their Remediation
Threat	Punch TV Studios Proposed Strategy to Address the Threats
The shift from Broadcast Television to Streaming	Punch TV Studios will attempt to license its programming to streaming services
TV Everywhere including cellphones	TV Everywhere puts Punch TV Studios’ content under threat by hackers, malware, or cyberattacks. Punch TV Studios has invested in additional IT security to attempt to protect its viewers.
The growing pool of content	Punch TV Studios was required to engage in extensive online marketing and public relations in order to make its content “well-known”.
Content Management	Punch TV Studios believes it carefully tagged its content and used metadata to avoid broadcast theft.
Ensuring high quality content is produced at minimum costs.	Punch TV Studios used “on-sale” celebrities, recent college grads with extraordinary technical skills, newly graduated writers, settings with high-production values, etc. to create high quality content at minimal price.
Increased barriers to placement of Punch TV Studios’ content	Punch TV Studios did not have the funding to invest in entertainment attorneys who had access to acquisition gatekeepers for broadcast TV and streaming networks.
Undercapitalization	Punch TV Studios will attempt to eventually license its existing content to assist in covering operational costs.

Employees

As of the end of fiscal year 2020, we had one full-time employee.

Description of Real Property

The Company leases two real properties in North America that are utilized in the conduct of its businesses. We currently lease approximately 14,000 square feet of space at 11705 Willake Street, Santa Fe Springs, CA 90670 comprised of a sound stage, production facilities, administrative, technical and dressing room structures, machinery and equipment facilities. In August 2017, we entered into a lease commencing in August 2017, which expires in August 2021. Under the lease agreement, we are to pay a monthly rent of $10,500.00.

We have closed the office in Houston, Texas. As a result of the Corona Virus pandemic, we felt it necessary to close the Texas office and suspend Punch TV Studios activities there.

We believe that our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

Legal Proceedings

From time to time, in the normal course of its operations, the Company is subject to litigation matters and claims, including claims relating to employee relations, business practices, among other matters. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company's view of these matters may change in the future as the litigation and events related thereto unfold. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Company's operations or its financial position, liquidity or results of operations.

The Company is involved in litigation matters not listed herein but does not consider the matters to be material either individually or in the aggregate at this time. The Company's view of the matters not listed may change in the future as the litigation and events related thereto unfold. We believe the legal proceedings involving the company or directors and officers described below may have a material adverse impact on our business and financial condition.

(1)       Case Number: VC067411, Sino Television, Inc. vs. Punch TV Studios, Inc.

On February 4, 2019, Sino Television, Inc. (“Sino”) filed its first amended complaint in the Norwalk Courthouse, Los Angeles County Superior Court, for breach of contract, account stated, common counts and open book account against our company, Punchflix, Inc. and Joseph Collins.   During negotiations where we entered into an agreement for services with Sino (“Sino Agreement”), we conducted an analysis to ensure the appropriate rates competitive in our market based on services agreed upon.  We believe certain services were not rendered pursuant to the Sino Agreement, and Sino did not want to adjust the financial impact nor provide the agreed upon services.  This situation has caused great uncertainty and disruption for our Los Angeles television station.   On January 9, 2020, the Court granted Sino’s Motion to Issue Terminating Sanctions. Although the Company believed this was in error due to issues with previous counsel, we were unable to retain counsel timely to assist with defending our Company in this matter. On March 9, 2020, a default judgment was filed by Sino. Despite this, we believe that we will be able to negotiate at a Settlement Agreement with Sino. However, we believe any Settlement Agreement depends on our ability to start raising capital as soon as possible. It the parties are unable to negotiate a Settlement Agreement, the outcome of this case may have a material impact on our financial condition.

(2)       Case No. BC695044, Cruz Perez vs. Punch TV Studios, Inc. and Joseph Collins

On February 22, 2018, Cruz Perez Jackson, a former employee of Punch TV Studios, filed her complaint in the Superior Court of the State of California, claiming that she was terminated from employment because she was pregnant. The Company was aware of her pregnancy when she was hired and denies all of these allegations. However, Cruz Perez Jackson, was terminated during her probationary period due to performance issues. On or about August 1, 2019, the parties entered int a Settlement Agreement to settle Cruz Perez Jackson’s claims against Punch TV Studios and Joseph Collins for the amount of $48,000. On December 20, 2019, the Court entered Judgment against Punch TV Studios and Joseph Collins in the amount of $52,090. The Company does not believe this case will have a material impact on our financial condition.

We have summarily changed our hiring practices to include extensive background checks as well as a complete review of the understanding of At-Will employment

The Company believes it has disclosed its most significant legal proceedings, however, there may be other legal issues that may have or will occur during the normal course of business.

Risk Factors

Investing in our securities involves a significant degree of risk. In evaluating our company and an investment in our securities, careful consideration should be given to the following risk factors, in addition to the other information included in this report, as well as the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented by this report and as further amended or supplemented from time to time. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our securities. The following is a summary of the most significant factors. We are still subject to all the same risks that all companies in our industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

Our business and operations, and the operations of our customers, may be adversely affected by epidemics and pandemics, such as the recent COVID-19 outbreak.

We may face risks related to health epidemics and pandemics or other outbreaks of communicable diseases, which could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of the country as a whole. For example, the recent outbreak of COVID-19, which began in China, has been declared by the World Health Organization to be a “pandemic,” has spread across the globe, including the United States of America, where we conduct most of our business. A health epidemic or pandemic or other outbreak of communicable diseases, such as the current COVID-19 pandemic, poses the risk that we or our customers or other current or potential business partners may be disrupted or prevented from conducting business activities for certain periods of time, the durations of which are uncertain, and may otherwise experience significant impairments of business activities, including due to, among other things, operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our customers or other business partners. While it is not possible at this time to estimate the impact that COVID-19 could have on our business, customers, suppliers or other current or potential business partners, the continued spread of COVID-19, the measures taken by the local and federal government, actions taken to protect employees, and the impact of the pandemic on various business activities could adversely affect our results of operations and financial condition.

We are an early stage company and have incurred operating losses since inception and we may not attain profitability. An investment in our securities is highly risky and could result in a complete loss of your investment if we are unsuccessful in our business plans.

We are an early stage company. Since inception, we have incurred operating losses and negative cash flow, and we expect to continue to incur losses and negative cash flow in the future. Our net losses for the years ended August 31, 2020 and August 31, 2019 and were approximately $7,792,509 and $6,317,791.00, respectively. Since inception, we have financed our operations through the sale of our securities and advances provided by our CEO. There is no assurance that we will be able to obtain adequate financing that we may need, or that any such financing that may become available will be on terms that are favorable to us and our stockholders. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in producing and licensing. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold, or could result in the loss of your entire investment.

We will need to attract additional capital to grow but have no assurance that we can do so successfully.

We will be incurring significant marketing costs as we continue producing and licensing. We will need to raise additional capital to pay operating expenses until we are able to generate sufficient revenues and we will need to sell additional equity or possibly debt securities to meet those capital needs. Our ability to raise additional equity or debt capital will depend not only on progress made producing and licensing, but also will depend on access to capital and conditions in the capital markets. There is no assurance that we will be able to raise capital at times and in amounts necessary to finance licensing and producing and general operations. Even if capital is available, it may not be available on terms that we or our stockholders would consider favorable. Furthermore, sales of additional equity securities could result in the dilution of the interests of our stockholders.

Our inability to manage potential and desired growth could harm our business.

We would like to add personnel in the areas of marketing, engineering, and corporate compliance, among other areas. In the event of our potential and desired growth, our operating expenses and capital requirements will likely increase significantly. Our ability to manage our potential and desired growth effectively requires us to forecast expenses accurately, and to properly forecast and expand production and licensing expenses, if necessary, to expend funds to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our potential and desired growth effectively, our business could be harmed.

The Company Relies on Network and Information Systems and Other Technology Whose Failure or Misuse Could Cause a Disruption of Services or Improper Disclosure of Personal Data, Business Information, Including Intellectual Property, or Other Confidential Information, Resulting in Increased Costs or Loss of Revenue.

Network and information systems and other technologies, including those related to the Company’s network management, are important to its business activities. Network and information systems-related events, such as computer hackings, theft, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing, as well as power outages, natural disasters (including extreme weather), terrorist activities or human error that may affect. such systems, could result in disruption of our services or improper disclosure of personal data, and business information, including intellectual property, or other confidential information.

In recent years, there has been a rise in the number of sophisticated cyber-attacks on network and information systems, and as a result, the risks associated with such an event continue to increase. The Company has experienced, and expects to continue to be subject to, cybersecurity threats and incidents, none of which has been material to the Company to date. While we continue to develop, implement and maintain security measures seeking to prevent unauthorized access to or misuse of our network and information systems, such efforts may not be successful in preventing these events from occurring given that the techniques used to access, disable or degrade service, or sabotage systems change frequently. The development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Significant security breaches, such as misappropriation, misuse, leakage, falsification, accidental release, or otherwise improper disclosure of information maintained in the Company’s information systems and networks or those of our vendors, including financial, personal, confidential and proprietary information relating to personnel, customers, vendors and our business, including our intellectual property, could result in a disruption of our operations, customer or advertiser dissatisfaction, damage to our reputation or brands, regulatory investigations, lawsuits or loss of customers or revenue. In addition, the Company may be subject to liability under relevant contractual obligations and laws and regulations protecting personal data and privacy and may require us to expend significant resources to remedy any such security breach.

Technological Developments May Increase the Threat of Content Piracy and Signal Theft and Limit the Company’s Ability to Protect Its Intellectual Property Rights.

Content piracy and signal theft present a threat to the Company’s revenues from products and services, including, but not limited to, films, television shows, cable and other programming. The Company seeks to limit the threat of content piracy and direct broadcast satellite programming signal theft; however, policing unauthorized use of the Company’s products and services and related intellectual property is often difficult and the steps taken by the Company may not in every case prevent the infringement by unauthorized third parties. Developments in technology, including digital copying, file compressing and the growing penetration of high-bandwidth Internet connections, increase the threat of content piracy by making it easier to duplicate and widely distribute high-quality pirated material. In addition, developments in software or devices that circumvent encryption technology and the falling prices of devices incorporating such technologies increase the threat of unauthorized use and distribution of direct broadcast satellite programming signals and the proliferation of user-generated content sites and live and stored video streaming sites, which deliver unauthorized copies of copyrighted content, including those emanating from other countries in various languages, may adversely impact the Company’s businesses. The proliferation of unauthorized distribution and use of the Company’s content could have an adverse effect on the Company’s businesses and profitability because it reduces the revenue that the Company could potentially receive from the legitimate sale and distribution of its products and services. The Company has taken, and will continue to take, a variety of actions to combat piracy and signal theft, both individually and in some instances, together with industry associations. However, protection of the Company’s intellectual property rights is dependent on the scope and duration of the Company’s rights as defined by applicable laws in the United States and abroad and the manner in which those laws are construed. If those laws are drafted or interpreted in ways that limit the extent or duration of the Company’s rights, or if existing laws are changed, the Company’s ability to generate revenue from intellectual property may decrease, or the cost of obtaining and enforcing our rights may increase.

There can be no assurance that the Company’s efforts to enforce its rights and protect its products, services and intellectual property will be successful in preventing content piracy or signal theft. Further, while piracy and technology tools continue to escalate, if any U.S. or international laws intended to combat piracy and protect intellectual property are repealed or weakened, or not adequately enforced, or if the legal system fails to evolve and adapt to new technologies that facilitate piracy, we may be unable to effectively protect our rights, the value of our intellectual property may be negatively impacted, and the cost of enforcing our rights could increase.

Labor Disputes May Have an Adverse Effect on the Company’s Business.

In a variety of the Company’s businesses, the Company and its partners engage the services of writers, directors, actors and other talent, trade employees and others who are subject to collective bargaining agreements, including employees of the Company’s film and television studio operations. If the Company or its partners are unable to renew expiring collective bargaining agreements, it is possible that the affected unions could take action in the form of strikes or work stoppages. Such actions, as well as higher costs in connection with these collective bargaining agreements or a significant labor dispute, could have an adverse effect on the Company’s business by causing delays in production or by reducing profit margins.

The Company Could Be Subject to Significant Additional Tax Liabilities.

We are subject to taxation in U.S. federal, state and local jurisdictions and many non-U.S. jurisdictions. Changes in tax laws, regulations, practices or the interpretations thereof could affect the Company’s results of operations. Judgment is required in evaluating and estimating our provision and accruals for taxes. In addition, transactions occur during the ordinary course of business or otherwise for which the ultimate tax determination is uncertain. Our tax returns are routinely audited, tax-related litigation or settlements may occur, and U.S. or foreign jurisdictions may assess additional income tax liabilities against us. The final outcomes of tax audits, investigations, and any related litigation could result in materially different tax recognition from our historical tax provisions and accruals. These outcomes could conflict with private letter rulings, opinions of counsel or other interpretations provided to the Company. If these matters are adversely resolved, we may be required to recognize additional charges to our tax provisions and pay significant additional amounts with respect to current or prior periods or our taxes in the future could increase, which could affect our operating results and financial condition.

The Company is Exposed to Risks Associated with Weak Domestic and Global Economic Conditions and Increased Volatility and Disruption in the Financial Markets.

The Company’s businesses, financial condition and results of operations may be adversely affected by weak domestic and global economic conditions. Factors that affect economic conditions include the rate of unemployment, the level of consumer confidence and changes in consumer spending habits. The Company also faces risks, including currency volatility and the stability of global local economies, associated with the impact of weak domestic and global economic conditions of advertisers, affiliates, suppliers, wholesale distributors, retailers, insurers, theater operators and others with which it does business. Increased volatility and disruptions in the financial markets could make it more difficult and more expensive for the Company to refinance outstanding indebtedness and obtain new financing. Disruptions in the financial markets can also adversely affect the Company’s lenders, insurers, customers and counterparties, including vendors, retailers, and film co-financing partners. For instance, the inability of the Company’s counterparties to obtain capital on acceptable terms could impair their ability to perform under their agreements with the Company and lead to negative effects on the Company, including business disruptions, decreased revenues and increases in bad debt expenses.

Our production business requires a substantial investment of capital, and failure to access sufficient capital while awaiting delayed revenues will have a material adverse effect on our results of operation.

The production, acquisition and distribution of film or digital media content require significant capital. In addition, if a distributor does not provide the funds for the distribution and marketing of our film, we will require additional capital to distribute and market the film. A significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our productions. Our production business does not have a traditional credit facility with a financial institution on which to depend for our liquidity needs, and a time lapse may require us to fund a significant portion of our capital requirements through loans and additional issuances of our common stock, securities convertible into our common stock, debt securities or a combination of such financing alternatives. There can be no assurance that any additional financing will be available to us as and when required, or on terms that will be acceptable to us. Our inability to raise capital necessary to sustain our operations while awaiting delayed revenues would have a material adverse effect on our liquidity and results of operations.

Our success is highly dependent on audience acceptance of our films and digital media productions, which is extremely difficult to predict and, therefore, inherently risky.

We cannot predict the economic success of any of our films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public’s acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by the effective marketing of the film. The theatrical performance of a film is a key factor in predicting revenue from post-theatrical markets. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs, in which case we would not receive any revenues for such film.

In addition, changing consumer tastes affect our ability to predict which digital media productions will be popular with web audiences. As we invest in various digital projects, stars and directors, it is highly likely that at least some of the digital projects in which we invest will not appeal to our target audiences. If we are unable to produce web content that appeals to our target audiences, the costs of such digital media productions could exceed revenues generated and anticipated profits may not be realized. Our failure to realize anticipated profits could have a material adverse effect on our results of operations.

The popularity and commercial success of our digital media productions and feature films are subject to numerous factors, over which we may have limited or No control.

The popularity and commercial success of our digital media productions and films depends on many factors including, but not limited to, the key talent involved, the timing of release, the promotion and marketing of the digital media production or film, the quality and acceptance of other competing productions released into the marketplace at or near the same time, the availability of alternative forms of entertainment, general economic conditions, the genre and specific subject matter of the digital media production or film, its critical acclaim and the breadth, timing and format of its initial release. We cannot predict the impact of such factors on any digital media production or film, and many are factors that are beyond our control. As a result of these factors and many others, our digital media productions and films may not be as successful as we anticipate, and as a result, our results of operations may suffer.

The creation of content for the entertainment industry is highly competitive and we will be competing with companies with much greater resources than we have.

The business in which we engage is highly competitive. Our content production business operations are subject to competition from companies which, in many instances, have greater development, production and distribution and capital resources than us. We compete for the services of writers, producers, directors, actors and other artists to produce our digital media and motion picture content, as well as for advertisement dollars. Larger companies have a broader and more diverse selection of scripts than we do, which translates to a greater probability that they will be able to more closely fit the demands and interests of advertisers than we can.

As a small independent producer, we compete with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their film and other operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties, as well as for actors, directors and other personnel required for production. Such competition for the industry’s talent and resources may negatively affect our ability to acquire, develop, produce, advertise, and distribute digital media and motion picture content.

The Company has a history of failing to file or filing late periodic and current reports which may negatively impact investors’ access to information.

Our officers and directors continue to have a history of failing to file or filing late periodic and current reports required by the Regulation A rules and as a result, investors may not have access to important information about the company to include updated and current financial information.

The Company Could Suffer Losses Due to Asset Impairment Charges for Goodwill, Intangible Assets and Programming.

In accordance with applicable generally accepted accounting principles, the Company performs an annual impairment assessment of its recorded goodwill and indefinite-lived intangible assets, including FCC licenses. The Company also continually evaluates whether current factors or indicators, such as the prevailing conditions in the capital markets, require the performance of an interim impairment assessment of those assets, as well as other investments and other long-lived assets. Any significant shortfall, now or in the future, in advertising revenue and/or the expected popularity of the programming for which the Company has acquired rights could lead to a downward revision in the fair value of certain reporting units. A downward revision in the fair value of a reporting unit, indefinite-lived intangible assets, investments or long-lived assets, could result in an impairment and a non-cash charge would be required. Any such charge could be material to the Company’s reported net earnings.

The Company Could Be Exposed to Legal Issues that Could Affect Its On-Going Viability.

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise and cause harm to our business.

Litigation or legal proceedings could expose us to significant liabilities.

We are currently and may in the future become party to litigation claims and legal proceedings.  We face litigation risks regarding a variety of issues, including without limitation, alleged violations of breach of contract, securities laws, and other matters. These proceedings may be time consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management’s time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity, and cash flows.

Key management personnel may leave the Company, which could adversely affect the ability of the Company to continue operations.

Because we are entirely dependent on the efforts of our sole officer and director, the departure or the loss of Joseph Collins or of other key personnel in the future could have a material adverse effect on the business. We believe that all commercially reasonable efforts have been made to minimize the risks attendant with the departure by key personnel from service.

However, there is no guarantee that replacement personnel, if any, will help the Company to operate profitably. We do not maintain key-person life insurance on our sole officer and director.

Our financial statements for the year ended August 31, 2020 were prepared on a going concern basis and assume that we will continue in operation for the foreseeable future, however, we may not be able to raise additional capital or achieve profitability and as a consequence, may jeopardize our ability to continue our business operations in accordance with our business plan or at all.

Our liquidity and capital resources are limited and we are presently relying on remaining capital raised through our most recent offering in order to fund continued operations. Our financial condition raises serious doubt as to our ability to continue operations without additional equity or debt financing. The presentation of our financial statements assumes that we will continue as a going concern and our assets and liabilities are recorded on the basis that the business will continue for the foreseeable future. In order to continue as a going concern, we must raise additional capital, carry out our business plan and achieve profitability, which may not occur in the foreseeable future. If we are unable to continue as a going concern, the proceeds from the liquidation of our assets may not be sufficient to discharge our liabilities as they become due, placing us at risk of legal proceedings, including bankruptcy proceedings, being initiated by our creditors. Our inability to continue as a going concern will result in a significant loss of value of our common stock.

Risks Related to Our Industry

The Company Must Respond to Changes in Consumer Behavior as a Result of New Technologies in Order to Remain Competitive.

Technology, particularly digital technology used in the entertainment industry, continues to evolve rapidly leading to alternative methods for the delivery and storage of digital content. These technological advancements have driven changes in consumer behavior and have empowered consumers to seek more control over when, where and how they consume digital content. Content owners are increasingly delivering their content directly to consumers over the Internet and innovations in distribution platforms have enabled consumers to view such Internet-delivered content on televisions and portable devices. The growth of direct-to-consumer video offerings, including video-on-demand offerings, as well as offerings by cable providers of smaller packages of programming to customers at price points lower than traditional cable distribution offerings could adversely affect demand for our cable channels. There is a risk that the Company’s responses to these changes and strategies to remain competitive, or failure to effectively anticipate and adapt to new market changes could adversely affect our business. In addition, enhanced Internet capabilities and other new media may reduce television viewership, the demand for DVDs, Blu-rays, and the desire to see motion pictures in theaters could negatively affect the Company’s revenues. The Company’s failure to protect and exploit the value of its content, while responding to and developing new technology and business models to take advantage of advancements in technology, and the latest consumer preferences could have a significant adverse effect on the Company’s businesses, asset values, and results of operations.

Acceptance of the Company’s Films and Television Programming by the Public is Difficult to Predict, Which Could Lead to Fluctuations in Revenues.

Feature film and television production and distribution are speculative businesses since the revenues derived from the production and distribution of a feature film or television series depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of a feature film or television series also depends upon the quality and acceptance of other competing films and television series released into the marketplace at or near the same time, the availability of a growing number of alternative forms of entertainment and leisure time activities, general economic conditions and their effects on consumer spending, along with other tangible and intangible factors can change and cannot be predicted with certainty. Further, the theatrical success of a feature film and the audience ratings for a television series are generally key factors in generating revenues from other distribution channels such as home entertainment and premium pay television, with respect to feature films, and syndication with respect to television series.

If we are unable to adapt to changing client demands, social and cultural trends or emerging technologies, we may not remain competitive and our business, revenues and operating results could suffer.

We operate in an industry characterized by rapidly changing client expectations, marketing technologies, and social mores and cultural trends that impact our target audiences. The entertainment industry continues to undergo significant developments as advances in technologies and new methods of message delivery and consumption emerge. These developments drive changes in our target audiences’ behavior to which we must adapt in order to reach our target audiences. In addition, our success depends on our ability to anticipate and respond to changing social mores and cultural trends that impact the entertainment industry and our target audiences. We must adapt our business to these trends, as well as shifting patterns of content consumption and changing behaviors and preferences of our target audiences, through the adoption and exploitation of new technologies. If we cannot successfully exploit emerging technologies or if the marketing strategies, we choose to misinterpret, cultural or social trends and prove to be incorrect or ineffective, any of these could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Changes in U.S. or Foreign Regulations May Have an Adverse Effect on the Company’s Business

The Company is subject to a variety of U.S. and foreign regulations in the jurisdictions in which its businesses could operate. In general, the television broadcasting and multichannel video programming and distribution industries in the United States are highly regulated by federal laws and regulations issued and administered by various federal agencies, including the FCC. The FCC generally regulates, among other things, the ownership of media, broadcast and multichannel video programming, and technical operations of broadcast licensees. Our program services and online properties are subject to a variety of laws and regulations, including those relating to issues such as content regulation, user privacy and data protection, and consumer protection, among others. Further, the United States Congress, the FCC and state legislatures currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including technological changes and measures relating to privacy and data security, which could, directly or indirectly, affect the operations and ownership of the Company’s U.S. media properties. Similarly, new laws or changes in interpretations of law or in regulations imposed by governments in other jurisdictions in which the Company operates, or entities in which the Company has an interest, could require changes in the operations or ownership of our media properties. In addition, laws in non-U.S. jurisdictions which regulate, among other things, licensing arrangements, local content requirements, carriage requirements regarding pricing and distribution, and limitations on advertising time, may impact the operations and results of our international businesses. In addition, changes in laws, regulations or the interpretations thereof in the U.S. and other jurisdictions in which the Company has operations could affect the Company’s results of operations.

Risks Related to Ownership of our Securities

There is no public market for our Common Stock. You cannot be certain that an active trading market or a specific share price will be established, and you may not be able to resell your securities at or above the public offering price.

There is currently no public market for our Common Stock. We may apply for the quotation of our Common Stock on the OTCQB by the end of 2021, subject to certain considerations, including whether we accomplish certain milestones. However, an active trading market may not develop even if we are successful in arranging for our Common Stock to be quoted on the OTCQB. We also cannot assure you that the market price of our Common Stock will not fluctuate or decline significantly, including a decline below the offering price, in the future. Furthermore, we cannot assure you that we will be able to meet the initial listing standards of any stock exchange, or that we will be able to maintain any such listing.

The market price of our Common Stock may fluctuate, and you could lose all or part of your investment.

Our financial performance, our industry’s overall performance, changing consumer preferences, technologies and government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our Common Stock. Some of the other factors that could negatively affect our share price or result in fluctuations in our share price include but are not limited to:

•	actual or anticipated variations in our periodic operating results;
•	actions or announcements by our competitors;
•	additions or departures of key personnel;
•	actions by stockholders or regulators;
•	speculation in the press or investment community; and
•	our intentions and ability to list our Common Stock on a national securities exchange and our subsequent ability to maintain such listing.

Future issuances of our Common Stock or securities convertible into our Common Stock could cause the market price of our Common Stock to decline and would result in the dilution of your shareholding.

Future issuances of our Common Stock or securities convertible into our Common Stock could cause the market price of our Common Stock to decline. We cannot predict the effect, if any, of future issuances of our Common Stock or securities convertible into our Common Stock on the price of our Common Stock. In all events, future issuances of our Common Stock would result in the dilution of your shareholding. In addition, the perception that new issuances of our Common Stock, or other securities convertible into our Common Stock, could occur, could adversely affect the market price of our Common Stock.

We have never paid cash dividends on our stock and we do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, or other factors our board deems relevant.

If our Company is dissolved, it is unlikely that there will be sufficient assets remaining to distribute to our shareholders.

In the event of the dissolution of our company, the proceeds realized from the liquidation of our assets, if any, will be used primarily to pay the claims of our creditors, if any, before there can be any distribution to the shareholders. In that case, the ability of purchasers of the offered shares to recover all or any portion of the purchase price for the offered shares will depend on the amount of funds realized and the claims to be satisfied there from.

We are subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders receive less information.

We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company (as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

If we decide to apply for the quotation of our Common Stock on the OTCQB, we will be subject to the OTC Market’s Reporting Standards, which can be satisfied in a number of ways, including by remaining in compliance with (i) the SEC reporting requirements, if we elect to become a public reporting company under the Exchange Act, or (ii) Regulation A reporting requirements, if we elect not to become a reporting company under the Exchange Act.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain and retain a quotation on the OTCQB and if the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Common Stock could be negatively affected.

Any trading market for our Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Common Stock could be negatively affected.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of our operations should be read together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented by this Annual Report on Form 1-K and as further amended or supplemented from time to time.

Recent Developments

None.

Principal Factors Affecting our Financial Performance

We believe our operating results are primarily affected by the following factors:

•	our ability to access additional capital and the size and timing of subsequent financings;
•	the costs of acquiring additional data, technology, and/or intellectual property to successfully reach our goals and to remain competitive;
•	personnel and facilities costs in any region in which we may seek to penetrate;
•	the cost of doing business, including legal expenses;
•	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate; and our ability to adapt to changing customer demands, social and cultural trends or emerging technologies.

Results of Operations

Fiscal 2020 compared with Fiscal 2019

Net Revenue

For the years ended August 31, 2020 and 2019 the Company had revenues of $185,060 and $1,410, respectively.

Our total operating expenses which consist of stock-based compensation, payroll, organization costs as well as attorney fees, accounting fees, and other administrative expenses associated with setting up our operations amounted to $684,383 and $597,504 in the years ended August 31, 2020 and 2019, respectively.

Net Loss

Our net loss for the year ended August 31, 2020 was $4,998,319 compared to a loss of $3,523,601 for the year ended August 31, 2019.  The increased net loss of $1,474,718 was primarily due to a prior period adjustment for an increase in a projected legal judgment.

Liquidity and Capital Resources

As of August 31, 2020, we had a working capital deficit of $8,240,888 as compared to a working capital deficit of $6,317,791 as of August 31, 2019.  Since its incorporation of May 2014 till August 2020, our capital needs have primarily been met by our founders. We will have additional capital requirements during 2021. We do not expect to be able to satisfy our cash requirements through online sales or syndication sales and therefore we will attempt to raise additional capital through an offering and or other offerings. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Investing Activities

There was no cash used in investing activities during the years ended August 31, 2020 or August 31, 2019.

Seasonality Results

We do not expect to experience any seasonality in our operating results.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special purpose entities. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. The Securities and Exchange Commission ("SEC") has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Fair Value Measurements and Fair Value of Financial Instruments

The Company adopted ASC Topic 820, Fair Value Measurements. ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Deferred Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes ("ASC 740-10") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which considers revenue realized or realizable and earned when all of the following criteria are met:

(i)	persuasive evidence of an arrangement exists,
(ii)	the services have been rendered and all required milestones achieved,
(iii)	the sales price is fixed or determinable, and
(iv)	Collectability is reasonably assured.

Recent Accounting Pronouncements

Please see Note 1 to the Consolidated Financial Statements entitled “Summary of Significant Accounting Policies.”

Going Concern

Our financial statements are prepared using U.S. generally accepted accounting principles, or U.S. GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, our company has sustained substantial losses from operations since inception and does not have a predictable revenue stream. The Company has suffered recurring losses from operations and presently has limited net capital that raises substantial doubt about its ability to continue as a going concern. To resolve this issue, Management has eliminated its’ television stations, the largest source of its’ losses and has reorganized its’ core business structure to develop scripts and to sell syndicated content. Throughout the next 12 months from the date of this report, we intend to fund our operations through a new offering prior to November 2020 which should significantly capitalize the Company to be able to add staff and start significant projects to generate income.

Item 3. Directors and Officers

The table below sets forth our managers and executive officers as of the date of this Annual Report.

Name	Position	Age	Term of Office
Joseph Collins	Chief Executive Officer, Chairman of Board of Directors	56	June 30, 2014 To Present

Joseph Collins.

Joseph Collins is our Chief Executive Officer and Chairman of our Board of Directors. Mr. Collins has spent nearly 40 years in the television and entertainment industries. He landed his first break in the television industry when he earned a coveted internship in the Research and Development department at WVTV in Milwaukee, Wisconsin (now a Fox affiliate). Mr. Collins diligently participated in all aspects of the television station - from working behind the camera to being a show runner. Recognizing his intense determination and dedication, his superiors granted Collins the opportunity to host The Morning Business Report show during his summer break. He became the youngest news reporter on television in the nation.

Mr. Collins quickly became interested in tackling other challenges, so he moved on to music video production. Managing all aspects of production, he not only produced the videos, he also met with top executives, raised corporate funds, managed production staff, incorporated major celebrities, and created distribution outlets for his videos. He produced and directed more than 200 music videos and quickly became known throughout the industry for the excellence of his productions.

His success allowed Collins the opportunity to pilot an original video show. Video Force was a show unlike any other: the concept was to spotlight videos from both independent and major artists, in a way that allowed viewers to become exposed to all kinds of artists and their music. To secure the show's success, Collins became the liaison between the show and the music industry, coordinating with both independent and major music labels (such as Universal, Quality Records, and Ferocious Records) to obtain content.

As Mr. Collins’ reputation in the industry grew, he was able to gain the attention, trust, and respect of music industry giant Cashbox - a weekly publication magazine that reported the popularity of chart ranking music. He was therefore able to gather statistical information about his videos, which gave him an enormous understanding of the market. This knowledge helped him begin forming business relationships with cable providers in order to reach the masses. His method was simple - he knocked on the door of every cable provider.

Mr. Collins’ ambition took him beyond his music video show and propelled him into the industry of commercial production. He rapidly became one of the most respected producers of television commercials in the industry. He worked with such brands as Karl Kani and Toyota and produced numerous Public Service Announcements (PSAs) for various non-profit organizations. He was now ready for his next challenge: his own production company, Collins Entertainment. The focus of this company was to develop artists, both new and existing.

Mr. Collins’ approach was to custom-tailor marketing strategies for each individual artist by analyzing their brand, pinpointing an area of opportunity, and applying the appropriate strategy to expand their targeted audience. As each marketing strategy included commercial packaging with sponsorship opportunities, it was unlike any other marketing campaign offered by his competitors.

By exploiting Mr. Collins’ expertise in cross-marketing and re-branding, Collins Entertainment gained the ability to incorporate corporate sponsorships, thereby diversifying its client base to reach a wider audience. Mr. Collins soon realized the importance of diversity within the entertainment industry and began expanding his clientele to include high caliber clients such as athletes, musicians, and public figures.

As a trailblazer in business and entertainment, Mr. Collins was named “Entrepreneur of the Year” by the California Legislative Assembly in 1996. He also won numerous other awards, including, most notably, a recognition by United States Senator Dianne Feinstein, who congratulated him on his “excellence in entrepreneurship, superior leadership, dedication, and perseverance.”

After accomplishing many of his goals, Mr. Collins continued on the path to success by developing a show dedicated to martial arts news: Martial Arts TV. The show was a major success and was aired over 238 television stations across the country. Mr. Collins, learning the business of self-syndication, established the show as the nation's number one Martial Arts News show to date.

Then came Punch TV Network. After an extensive period of pre-planning, Punch TV Network was launched and became accessible to 4 million homes throughout the United States and in the Caribbean. By its first-year anniversary, it entered into the world of broadcast television, and became accessible to approximately 55 million homes through its network of independent television affiliates. This represented a growth rate of 1900%. In addition, while the cost of launching a network can be $100 million or more (as recently discovered by the Oprah Winfrey Network and Magic Johnson’s Aspire network), Punch TV launched for less than $3 million.

With the creation and production of hundreds of television commercials and countless television shows to his credit, Joseph Collins has received extensive praise and recognition for being a phenomenal leader and visionary. He is consistently proactive within the community, and prides himself on giving back by donating his time and resources.

Throughout his career, Mr. Collins, has developed and nurtured strong personal and business relationships, both in and out of the entertainment industry, providing a massive pool of resources from which to draw. These resources include screenwriters, performers, directors and producers of content, as well as advertisers, sponsors and promoters. These are the resources Punch TV Studios intends to use to reach our goals. As founder and CEO of Punch TV Studios, Mr. Collins plans to focus on creating original and creative programming and feature films that appeal to a diverse audience.

Family Relationships

There are no family relationships among any of our officers or directors.

Potential Conflicts of Interest

Since we do not have an audit or compensation committee comprised of independent persons, the functions that would have been performed by such committees are performed by our Manager. Thus, there is a potential conflict of interest in that our Manager has the authority to determine issues concerning its own and its management’s compensation and other audit issues that may affect management decisions.

Involvement in Certain Legal Proceedings

In the last five years,

•	No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of, any director of executive officer of our Manager, or any partnership in which he or she was general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing, and

•	No director of executive officer of our Manager has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Compensation of our CEO, Chairman

For information regarding the compensation of our CEO, Chairman, please see “Compensation of Directors, Executive Officers and Managers of Our Company” on page 30 of our Offering Circular.

Item 4. Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth those executive officers, directors, and other security holders holding 10% or a greater percentage of any class of stock, as of the date of this report.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	Joseph Collins Chief Executive Officer Chairman of Board 11705 Willake Street Santa Fe Springs, CA 90670(1)	70,450,000 shares(2)	N/A	56.8%

(1)       Beneficial Ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities.

(2)       Based on 84,666,174 shares of our Common Stock outstanding as of August 31, 2019.

Item 5. Interest of Management and Others in Certain Transactions

Please see section entitled “Interest of Management and Others in Certain Transactions and Conflicts of Interest” on page 31 of our Offering Circular. For the year ended August 31, 2019, expenses covered by our CEO, Chairman on our behalf were $0.

Item 6. Other Information

We have no other information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended August 31, 2019 but was not reported.

Where you can find more Information

The Securities Exchange Act of 1934, as amended (the “Exchange Act”), are available, free of charge, through the Company’s website as soon as reasonably practicable after the material is electronically filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). Such reports may also be obtained without charge from the Company, and paper copies of any exhibits to such reports are also available for a reasonable fee-per-page charge to the requesting stockholder. Any materials that the Company filed with the SEC also may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Item 7. Financial Statements

Ira S. Viener

Certified Public Accountant

Report of Independent Auditor

To: Joseph Collins, President

Punch TV Studios, Inc.

I have audited the accompanying balance sheets of Punch TV Studios, Inc. for the fiscal years ended August 31, 2019 and August 31, 2020, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Punch TV Studios, Inc. as of August 31, 2019 and August 31, 2020, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has limited net capital that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ira S. Viener, CPA

/s/ Ira S. Viener

May 26, 2021

1275 Fifteenth Street Suite 12J, Fort Lee, NJ 07024 Tel: (917) 647-2947 Email: iviener@nj.rr.com

Punch TV Studios, Inc.

Financial Statements

and

Accountant’s Report

August 31, 2020

Punch TV Studios, Inc.

Table of Contents

 Page

Independent Auditor’s Report 1

Balance Sheet 2

Statement of Operations and Retained Earnings 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Cost of Goods Sold 13

Selling, General & Administrative Expenses

Other Income & Expenses 14

PUNCH TV STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2020

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND PRINCIPAL BUSINESS ACTIVITY:

Principal Business Activity

PUNCH TV STUDIOS, INC. (“PUNCH” or the Company) was organized on May 20, 2014 under the laws of the State of Delaware. PUNCH was formed to provide production, broadcasting, advertising and distribution services to independent television networks and providers of content. The Company’s fiscal year-end is August 31.

Equipment

Equipment is recorded at cost or contributed value. The value of equipment contributed was assessed by an independent third party at liquidation values. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the non-depreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Depreciation for the equipment is computed using the Straight-Line method over the useful life of the assets – generally 5 to 7 years.

During Fiscal 2017, Punch TV Studios was forced to relocate by the County and consequently, certain costs have been reimbursed, including equipment. Any equipment reimbursed by the County is booked at fair market value and treated as fully depreciated so that it has a net asset value of zero on the Balance Sheet.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount many not be recoverable, in accordance with ASC Topic 360, “Property, Plant and Equipment.” An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds it fair

PUNCH TV STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND PRINCIPAL BUSINESS ACTIVITY CONT’D:

Impairment of Long-Lived Assets cont’d

value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Revenue Recognition

The Company has not, to date, generated significant revenues. The Company plans to recognize revenues in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

ASC 605-10 incorporates Accounting Standards Codification subtopic 605-25, Multiple Element Arrangements (“ASC 605-25”). ASC 605-35 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing 605-25 on the Company’s financial position and results of operations was not significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from the estimates.

PUNCH TV STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND PRINCIPAL BUSINESS ACTIVITY CONT’D:

Taxes on Income

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes”, which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carry amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainly in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Net Loss Per Share, basic and diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding for the period.

Fair Value of Financial Instruments

The Company’s financial instruments as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10”) include cash and loans receivable. All instruments are accounted for on a historical basis, which, due to the short maturity of these financial instruments, approximates fair value at August 31, 2019.

PUNCH TV STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND PRINCIPAL BUSINESS ACTIVITY CONT’D:

Fair Value of Financial Instruments cont’d

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets

Level 2: Inputs, other than the quoted prices in active markets, which are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718- 10, Compensation (ASC 718-10”) that requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

At August 31, 2020, the company had 74,148,500 shares of the 84,666,174 shares authorized promised to employees and non-employees

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

PUNCH TV STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2020

Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at market values.

Impact of New Accounting Standards

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

2. PROPERTY, PLANT & EQUIPMENT

	Range of lives in Years	Value at 8-31-20
Audio Equipment	5	48,236
Air Conditioning Eqpt.	5	4,215
Broadcasting Equipment	5	657,116
Camera Equipment	5	193,231
Production Equipment	5	90,325
Computers & Software	5	79,615
Office Equipment	5	3,499
Furniture & Fixtures	7	49,061
Autos & Trucks	5	170,178
Forklift	5	4,849
Leasehold Improvements	39	14,965
Total Fixed Assets		1,315,290

Less: Accumulated depreciation (854,022)

Net Fixed Assets $ 461,268

PUNCH TV STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2020

3. CAPITAL STRUCTURE

The Company is authorized to issue 1,000,000,000 shares of common stock with a par value of $ 0.00001 per share. Each common stock share has one voting right and the right to any dividends, if and when declared by the Board of Directors.

Common Stock

At August 31, 2020, there were 84,666,174 shares of stock issued and outstanding.

During the period from May 20, 2014 through August 31, 2019, the Company issued 70,450,000 shares of restricted common stock to its CEO for the contribution of equipment valued at $775,281.

During the period from May 20, 2014 through August 31, 2020, the Company issued 5,730,350 shares of restricted common stock to individuals through private placements for cash of $5,794,068.

4. RELATED PARTY TRANSACTIONS:

During the period from May 20, 2014 through August 31, 2020, the Company issued 70,450,000 shares of restricted common stock to its CEO for the contribution of equipment valued at $775,281.

5. INCOME TAXES

At August 31, 2020, the company had approximately $6,365,000 of net operating loss (“NOL”) carry forwards for Federal and State income tax purposes. These losses are available for future years and expire through 2039. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

PUNCH TV STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2020

5. INCOME TAXES CONT’D

The provision for income taxes for continuing operations consists of the following components for the period ended August 31, 2019:

Current 1,549,718

Deferred – 2019 210,078

Deferred – 2018 3,627,483

Deferred – 2017 1,943,537

Deferred - 2016 261,242

Deferred – 2015 267,407

Total tax provision (benefit from) - income taxes $7,859,465

There were no deferred tax assets or liabilities included in the financial statements at August 31, 2019.

6. COMMITMENTS

Legal

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the business. Currently, the Company has a judgment against it from the KJLM TV station for $1,843,720 of rent owed for use of the station. The Company is in negotiations with KJLM and projects that a settlement and payment plan for significantly less than the judgment amount will be agreed to shortly by both parties. Other than this legal matter, the Company is not aware of any other legal proceeding that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 31, 2020, the date of the financial statements were available to be used. The Company is in the process of issuing an

PUNCH TV STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2020

7. SUBSEQUENT EVENTS CONT’D

Initial Public Offering in the near future, which should significantly capitalize the Company to be able to add staff and start significant projects to generate income. Management is not aware of any other significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustment or disclosure.

8. UNUSUAL EVENTS

During Fiscal 2017, Punch TV Studios was forced to relocate by the County and consequently, certain costs had been incurred and reimbursed, including relocation expenses and equipment. Any equipment reimbursed by the County was booked at fair market value and treated as fully depreciated so that it has a net asset value of zero on the Balance Sheet.

Additional expenses were billed to the County for reimbursement during Fiscal 2017 and booked as a receivable by the Company. However, most of these additional expenses were denied by the County in Fiscal 2018. Therefore, the Company had to treat these unreimbursed expenses as prior period adjustments in Fiscal 2018.

During Fiscal 2019, a judgment was awarded to KJLM-TV station for $1,843,720. The Company had previously booked the estimated judgment at $750,000. The difference has been booked in the current year as a prior period adjustment.

9. Ability to Continue as a Going Concern

The Company has suffered recurring losses from operations and presently has limited net capital that raises substantial doubt about its ability to continue as a going concern. To resolve this issue, Management has eliminated its’ television stations, the largest source of its’ losses and has reorganized its’ core business structure to develop scripts and to sell syndicated content. The Company hopes to issue an Initial Public Offering in the near future which should significantly capitalize the Company to be able to add staff and start significant projects to generate income.

PUNCH TV STUDIOS, INC.
SUPPORTING SCHEDULE OF COST OF GOODS SOLDS
For the Years Ended August 31, 2020 and 2019

	8-31-20	8-31-19

Production Costs	11,825	42,256
Studio / Production Payroll	5,300	40,918
Sub-Contractor Fees	12,975	8,156
Marketing	-	3,060
	_______	_______
Total Cost of Goods Sold:	30,100	94,390

PUNCH TV STUDIOS, INC.
BALANCE SHEET
For the Years Ended August 31, 2020 and 2019

ASSETS	8-31-20	8-31-19
Current Assets:
Cash	$ 355	$ (997)
Loans Receivable	2,100	177,340
Total Current Assets	$ 2,455	$ 176,343
Investments:
Urban Television	370,422	344,000
Fixed Assets:
Depreciable assets, net of
Accumulated depreciation	461,268	782,362
Total Assets	$ 834,145	$ 1,302,705
LIABILITIES & SHAREHOLDERS EQUITY
Current Liabilities
Accounts Payable	$ 16,504	$ 25,607
Accrued Expenses	611	299
Loans Payable – JS	68,961	-
Total Current Liabilities	$ 86,076	$ 25,906
Other Liabilities
Note Payable - KJLM Station	1,843,721	750,000
SBA Loan Payable	292,300
Loan Payable - Santander Bank	9,566	14,065
Loan Payable - PunchFlix Inc.	(150,360)	2,175
Judgments Payable	72,000	72,000
Total Liabilities	$ 2,153,303	$ 864,146
Shareholders' Equity
Common stock 84,666.174 shs auth.
no shares issued and outstanding	868,781	868,781
Investors	6,052,949	5,794,068
Sub-Total – Equity	$ 6,921,730	$ 6,756,349

LIABILITIES & SHAREHOLDERS EQUITY cont’d Retained earnings	(8,240,888)	(6,316,790)
Total Liabilities & Shareholders' Equity	$ $834,145	$ 1,302,705

PUNCH TV STUDIOS, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the Years Ended August 31, 2020 and 2010

	8-31-20	8-31-19
Sales and Marketing Income	$ 185,060	$ 1,410

Less: Cost of Goods Sold	30,100	95,652
Gross Profit	$ 154,690	$ (93,242)

Less: Selling, General & Admin Expenses	684,383	597,504

Profit (loss) from operations	$(529,423)	$(690,746)

Other Income & Expense (net)	(945,295)	480,668

Net Profit (Loss)	$(1,474,718)	$(210,078)

Net adjustments to Retained Earnings	(448,380)	1

Retained Earnings, beginning of the year	(6,317,790)	(6,107,713)

Retained Earnings, end of year	$(8,240,888)	$(6,317,790)

PUNCH TV STUDIOS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended August 31, 2020 and 2019

	8-31-20	8-31-19
Net Income (Loss)	$(1,474,718)	$(210,078)

Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation and Amortization	241,695	339,903
(Increase) decrease in AC Receivable		141,658
(Increase) decrease in Loans Receivable	175,240	(12,523)
(Increase) decrease in Investments	(26,422)	322,206
(Increase) decrease in Fixed Assets	321,094	(219,152)
Increase (decrease) in A/C Payable	(9,103)	9,103
Increase (decrease) in Accrued Expenses	312	(2,201)
Increase (decrease) in Accrued Payroll		(1,452)
Increase (decrease) in Judgments Payable		72,000
Increase (decrease) in Loans Payable	204,227	293
Increase (decrease) in Notes Payable	1,093,721	-

Net cash used in operating activities	$ 526,046	$ 439,757

Cash Flows from Financing Activities
(Decrease) increase in stock issued for services

(Decrease) increase in stock issued for equipment
Cash Flows from Investing Activities Net Cash provided from investing activities	258,881	260,245
Net adjustment in retained earnings	(783,575)	(717,108)
Net increase (decrease) in cash/equivalents
Cash and equivalents, beginning	(997)	16,109
Cash and equivalents, ending	$ 355	$ (997)

PUNCH TV STUDIOS, INC.
SUPPORTING SCHEDULE OF OTHER INCOME & EXPENSE
For the Years Ended August 31, 2020 and 2019

	8-31-20	8-31-19
Other Income
Equipment Rental Income	$ -	$ 81,658
Sale of Domain Name Securities Processing Income	-	165,325
Total Other Income:	$ 1 ,999	$ 246,983

Other Expense
Prior Period Adjustments	$ (947,294)	(551,625)
Loss from Judgments	-	72,000
Loss on Disposal of Fixed Assets	-	3,792
Total other Expenses:	$ (945,295)	$ (475,833)

see accompanying notes to financial statements